UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

MathStar, Inc..

(Exact name of registrant as specified in its charter)

Delaware	000-51560	41-1881957
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, OR		97124
(Address of principal executive office		(Zip Code)

Registrant’s telephone number, including area code (503) 726-5500

Date of Mailing:  January 29, 2010

MathStar, Inc.

19075 N.W. Tanasbourne Drive, Suite 200

Hillsboro, Oregon 97124

(503) 726-5500

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Notice of Change in Composition of the Board of Directors

January 29, 2010

This Information Statement is being provided only for informational purposes and not in connection with any vote of the stockholders of MathStar, Inc.  You are urged to read this Information Statement in its entirety.  However, you are not required to take any action in connection with this Information Statement.

References throughout this Information Statement to “Company,” “MathStar” “we,” “us” and “our” are to MathStar, Inc., a Delaware corporation, except where the context indicates otherwise.

Introduction

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with proposed changes in the membership of the MathStar, Inc. board of directors (the “Board”) as a result of the Merger described below. The date of this Information Statement is January 29, 2010.

This Information Statement is being filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2010 and is being mailed to our stockholders of record as of January 27, 2010.  The mailing date of this Information Statement will be January 29, 2010.  On the effective date of the Merger described below (the “Effective Date”), which will occur no sooner than the tenth day after this Information Statement has been distributed to the stockholders of MathStar, the directors and director designees named herein will be appointed to the Board.

Under the Agreement and Plan of Merger dated as of January 8, 2010 by and among MathStar, Garuda Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of MathStar (the “Sub”), Sajan, Inc., a Minnesota corporation (“Sajan”), and Thomas Magne, solely in his capacity as agent for the holders of common stock of Sajan (the “Merger Agreement”), Merrill A. McPeak will resign as a member of our Board and the Board of Managers of the Sub, with such resignation to be effective on the Effective Date.  Benno G. Sand and Richard C. Perkins will continue to serve as members of our Board and the Board of Managers of the Sub.  Also effective on the Effective Date, our Board and the Board of Managers of the Sub will appoint Shannon Zimmerman to serve as Chairman of the Board and the Sub’s Board of Managers and Angel Zimmerman, Kris Tufto, Michael W. Rogers and Vern Hanzlik to become the other members of the Board and the Sub’s Board of Managers as of the Effective Date. Additionally, upon the Effective Date, Alexander H. Danzberger, Jr. will resign as the Chief Executive Officer and Chief Financial Officer of MathStar and the Sub, and our Board and the Board of Managers

of the Sub will appoint Shannon Zimmerman as President, Chief Executive Officer and Chief Financial Officer, Angel Zimmerman as Chief Operating Officer, Vern Hanzlik as Chief Marketing Officer and Douglas Ramler as Secretary.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days before the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THE NEW DIRECTOR DESIGNEES TO THE BOARD.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

MERGER BETWEEN SAJAN AND THE SUB

As described above, on January 8, 2010, MathStar, the Sub and Sajan signed the Merger Agreement under which Sajan will merge with and into the Sub, with the Sub as the surviving company.  The Sub will remain a wholly-owned subsidiary of MathStar and will change its name to “Sajan, LLC.”

Under the terms of the Merger Agreement, at the Effective Time, each outstanding share of Sajan common stock (other than any shares of Sajan common stock in respect of which dissenters’ rights have been perfected in accordance with Minnesota law in connection with the Merger and any shares owned by Sajan) will be converted into the right to receive the consideration described in the Merger Agreement.  Also at the Effective Time, all options and warrants to purchase one share of Sajan common stock will be converted into the right to purchase shares of MathStar common stock according to the formula set forth in the Merger Agreement, and the exercise price of such options and warrants will be adjusted accordingly.  The conditions and other terms of such options and warrants will otherwise be substantially the same as their terms and conditions before the Effective Time.

The total consideration to be paid by MathStar to the holders of Sajan common stock will consist of approximately $6.1 million in cash (the “Cash Merger Consideration”), approximately 7,000,000 shares of common stock of MathStar and, to certain Sajan shareholders, a promissory note in the aggregate original principal amount of $1,000,000.00 (the “MathStar Promissory Note”).  The MathStar Promissory Note will have a term of one year and will provide for an interest rate of 8% per year.

Approximately $5.1 million of the Cash Merger Consideration will be paid to the Sajan shareholders at closing.  The remaining $1.0 million of the Cash Merger Consideration will be placed in an escrow account and held for 12 months to secure the indemnification obligations of Sajan and its shareholders to MathStar with respect to the matters described in the Merger Agreement, including the inaccuracy of any representation or the breach of any warranty made by Sajan in the Merger Agreement and any material breach of the covenants or agreements made by Sajan in the Merger Agreement.  Subject to certain exceptions, MathStar’s recovery of damages for indemnification claims under the Merger Agreement is limited to the amount then held in the escrow account.  The escrow account will be governed by a separate escrow agreement.  MathStar also has the right to set off any indemnification claims it has under the Merger Agreement against the amounts due under the MathStar Promissory Note.

Our Board, the board of directors of Sajan and the board of managers of the Sub have approved the Merger and the Merger Agreement.  In addition, Sajan shareholders holding approximately 80% of its outstanding common stock as of the date of the Merger Agreement have signed voting agreements and irrevocable proxies under which they have agreed to vote in favor of the Merger and the Merger Agreement (representing a sufficient percentage of shares of Sajan common stock to approve the Merger and the Merger Agreement and the transactions contemplated thereby).  No vote of MathStar’s stockholders is required to approve the Merger, the Merger Agreement, or the transactions contemplated thereby.

The Merger is currently expected to be consummated in the first quarter of 2010, subject to the satisfaction of certain customary conditions including, among others, (i) the accuracy of representations, (ii) the performance of covenants, (iii) no material adverse effect having occurred with respect to MathStar or Sajan, (iv) the approval of the Merger and the Merger Agreement by the holders of the requisite number of shares of common stock of Sajan at a special shareholders’ meeting, and (v) the preparation of the audited financial statements required by rules of the SEC.  Sajan and MathStar each has the right to terminate the Merger Agreement after February 26, 2010 if the Merger has not been consummated on or before that date.

The foregoing summary of the Merger Agreement and the Merger is not complete and is qualified in its entirety by the terms and the conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by MathStar with the SEC on January 11, 2010.  The Merger Agreement was filed as an exhibit to the Current Report on Form 8-K to provide investors and security holders with information regarding its terms.  It is not intended to provide any other factual information about MathStar or Sajan.  The Merger Agreement contains representations and warranties that MathStar, Sajan and the Sub made to and solely for the benefit of the others.  The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement.  Accordingly, investors and security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts, as they were made only as of the date of the Merger Agreement and are modified and qualified in important part by the underlying disclosure schedules.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or not be fully reflected in MathStar’s public disclosures.

VOTING SECURITIES; CHANGE OF CONTROL

As of January 15, 2010, there were 9,181,497 shares of MathStar common stock outstanding and no shares of any other voting or non-voting class or series of capital stock of MathStar issued and outstanding.  Each share of MathStar common stock is entitled to one vote.  No change of control of MathStar has occurred since January 1, 2009, which is the beginning of its last fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains certain information regarding the beneficial ownership of MathStar’s common stock as of January 15, 2010 (except as otherwise indicated) and immediately after the Merger by (i) each person who is known by MathStar to own beneficially more than 5% of the outstanding shares of our common stock; (ii) each pre-Merger and post-Merger director of MathStar; (iii) each pre-Merger and post-Merger executive officer of MathStar; and (iv) all pre-Merger and post-Merger executive officers and directors as a group.  This information is based on information received from or on behalf of the named individuals.  Unless otherwise indicated, the address of each stockholder listed in the following table is c/o MathStar, Inc., 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124.

Name of Beneficial Owner	Number of Shares Beneficially Owned Before the Merger(1)		Percent of Shares Outstanding Before the Merger(2)	Number of Shares Beneficially Owned After the Merger(1)		Percent of Shares Outstanding After the Merger (2)
S. Muoio & Co. LLC 509 Madison Avenue, Suite 446 New York, New York 10022	951,884	(3)	10.4%	951,884	(3)	5.9%
Benno G. Sand	17,334	(4)	*	17,334	(4)	*
Merrill A. McPeak	10,800	(5)	*	10,800	(5)	*
Richard C. Perkins	1,666	(6)	*	1,666	(6)	*
John M. Jennings	9,500	(7)	*	9,500	(7)	*
Alexander H. Danzberger, Jr.	15,000	(8)	*	15,000	(8)	*
Shannon Zimmerman (9)	0		0%	2,618,437	(10)	16.2%
Angel Zimmerman (9)	0		0%	2,618,437	(10)	16.2%
Kris Tufto (9)	0		0%	6,891	(11)	*

Name of Beneficial Owner	Number of Shares Beneficially Owned Before the Merger(1)		Percent of Shares Outstanding Before the Merger(2)	Number of Shares Beneficially Owned After the Merger(1)		Percent of Shares Outstanding After the Merger (2)
Michael W. Rogers (9)	0		0%	22,203	(12)	*
Vern Hanzlik (9)	8,750		*	291,266	(13)	1.8%
Peter Shutte (9)	0		0%	56,203	(14)	*
All current executive officers and directors as a group (five persons before the Merger and eight persons after the Merger) (15)	54,300	(16)	*	5,632,437	(17)	34.2%

*Less than one percent

(1)	Each person has sole voting and sole dispositive power with respect to all outstanding shares, except as noted.

(2)

Based on 9,181,497 shares of MathStar, common stock outstanding as of January 15, 2010 and approximately 16,147,141 shares outstanding immediately after the Merger.  Such numbers do not include 667,813 shares of common stock issuable upon exercise of stock options and warrants outstanding as of January 15, 2010.  Each figure showing the percentage of outstanding shares owned beneficially has been calculated by treating as outstanding and owned the shares which could be purchased by the indicated person(s) on January 15, 2010 or within 60 days of January 15, 2010  upon the exercise of stock options and warrants.

(3)

Reflects information derived from Amendment No. 3 to a Schedule 13D filed on July 1, 2009 with the SEC by S. Muoio & Co. LLC (“SMC”) and Salvatore Muoio and a Form 4 filed with the SEC by SMC and Mr. Muoio on October 1, 2009. According to the Schedule 13D, as amended, and the Form 4, Mr. Muoio and SMC share voting and dispositive power with respect to these shares, and Mr. Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

(4)	Consists of 2,667 outstanding shares and options to purchase 14,667 shares.

(5)	Consists of 2,800 outstanding shares and options to purchase 8,000 shares.

(6)

Consists of an option to purchase 1,666 shares, which will vest on February 26, 2010 if Mr. Perkins is then a director of MathStar.  Does not includes 96,420 shares or warrants to purchase 4,667 shares held in client accounts for which Perkins Capital Management, Inc. (“PCM”) is the investment advisor.  Mr. Perkins is the holder of 20% of the outstanding equity interests and Executive Vice President/Portfolio Manager of PCM and disclaims beneficial ownership over these 96,420 shares and warrants to purchase 4,667 shares.

(7)	Consists of options to purchase 9,500 shares.

(8)	Consists of an option to purchase 15,000 shares, which will vest upon the Effective Date of the Merger, which is expected to occur on or before February 26, 2010.

(9)	The address of these stockholders is c/o Sajan, Inc., 625 Whitetail Boulevard, River Falls, Wisconsin 54022.

(10)

Shannon Zimmerman and Angel Zimmerman are to become members of the Board as of the Effective Date.  Consists of 2,618,437 outstanding shares of MathStar common stock into which the 2,137,500 outstanding shares of common stock of Sajan owned by each of Shannon Zimmerman and Angel Zimmerman will be converted in the Merger.

(11)

Mr. Tufto is to become a member of the Board as of the Effective Date.  Consists of an option to purchase 6,891 shares of common stock of MathStar into which Mr. Tufto’s option to acquire 5,625 shares of common stock of Sajan will be converted in the Merger.

(12)

Mr. Rogers is to become a member of the Board as of the Effective Date.  Consists of 15,312 shares of common stock of MathStar into which his 12,500 outstanding shares of Sajan common stock will be converted in the Merger and an option to purchase 6,891 shares of common stock of MathStar into which Mr. Rogers’ option to acquire 5,625 shares of common stock of Sajan will be converted in the Merger.

(13)

Mr. Hanzlik is to become a member of the Board as of the Effective Date.  Consists of 8,750 shares of common stock of MathStar owned by Mr. Hanzlik before the Merger, 30,625 shares of common stock of MathStar into which his 25,000 outstanding shares of common stock of Sajan will be converted in the Merger, and options to purchase 251,891 shares of common stock of MathStar into which Mr. Rogers’ options to acquire 205,625 shares of common stock of Sajan will be converted in the Merger.

(14)

Mr. Shutte will become an executive officer of MathStar as of the Effective Date.  Consists of an option to purchase 56,203 shares of common stock of MathStar into which Mr. Shutte’s option to acquire 45,880 shares of common stock of Sajan will be converted in the Merger.

(15)

Consists of Messrs. Sand, McPeak, Jennings, Perkins and Danzberger before the Merger and Mr. Sand, Mr. Perkins, Mr. Zimmerman, Ms. Zimmerman, Mr. Tufto, Mr. Rogers, Mr. Hanzlik and Mr. Shutte after the Merger.

(16)	Consists of 5,467 outstanding shares and options to purchase a total of 48,833 shares. See Footnotes 4 through 8 above.

(17)	Consists of 5,294,228 outstanding shares and options to purchase a total of 338,209 shares. See Footnotes 4 and 6 and Footnotes 9 through 14 above.

DIRECTORS AND DIRECTOR NOMINEES

Current Directors of MathStar

The following sets forth information regarding the current directors of MathStar and the Sub who will continue to serve as directors of MathStar and the Sub after the Effective Date of the Merger (all information is as of January 15, 2010):

Name	Positions	Age	Director Since
Benno G. Sand	Director, Chairman of the Audit Committee, member of the Compensation Committee	55	August 2001
Richard C. Perkins	Director, member of the Governance and Nominating Committee and Audit Committee	56	February 2009

Benno G. Sand has been a director of MathStar since August 2001 and a member of the Board of Managers of the Sub since December 3, 2009. He is Executive Vice President, Business Development, Investor Relations and Secretary at FSI International, Inc. (NASDAQ: FSII), a global supplier of wafer-cleaning and resist-processing equipment and technology, and he has served in such positions since January 2000.  Mr. Sand also serves on the board of Digitiliti, Inc. (DIGI: OTC), which develops and markets on-line management services. He also serves on the boards of several subsidiaries of FSI International and other privately-held companies. Throughout his career, Mr. Sand has served as a director of various public and private companies and several community organizations.

Richard C. Perkins has been a director of MathStar since February 26, 2009 and a member of the Board of Managers of the Sub since December 3, 2009.  He is a Chartered Financial Analyst, has been Executive Vice President and Portfolio Manager of Perkins Capital Management, Inc. since 1990, and has over 30 years of experience in the investment business. From 1978 until 1990, Mr. Perkins was an Investment Executive with Piper, Jaffray & Hopwood, Incorporated, an investment banking firm. From 1975 through 1977, he was a Grain Merchandiser with General Mills, Inc. Mr. Perkins served as President of the Board of Directors, YMCA Camp

Olson in Rochester, Minnesota from 1983 through 1986 and from 2004 through 2006. He has also served on the boards of several privately-held companies.

Each of the current MathStar directors, consisting of Benno G. Sand, Merrill A. McPeak and Richard C. Perkins, qualifies as an independent director under the NASDAQ Listing Rules, although the NASDAQ Listing Rules currently are not applicable to MathStar.  Accordingly, currently the Board is composed of all independent directors.

There are no family relationships among our current executive officers and directors.

Director Nominees

The following sets forth information regarding the individuals who are director nominees and are to become members of the Board of MathStar and of the Board of Managers of the Sub effective as of the Effective Date of the Merger:

Shannon Zimmerman, who is 38 years old, co-founded Sajan in 1998 and has served as Chairman and Chief Executive Officer since inception.  Mr. Zimmerman is the spouse of Angel Zimmerman, a director and executive officer of Sajan.

Angela (Angel) Zimmerman, who is 37 years old, co-founded Sajan in 1998 and has served as President, Chief Operating Officer, Treasurer and a director since inception.  Ms. Zimmerman is the spouse of Shannon Zimmerman, a director and executive officer of Sajan.

Vern Hanzlik, who is 52 years old, has been a director of Sajan since April 2006, Chief Marketing Officer in December 2006, and President of Sajan Software Ltd, Sajan’s wholly-owned subsidiary based in Ireland, in June 2009.  Mr. Hanzlik was a co-founder of Stellent, Inc., a publicly-held provider of content and document management software and services located in Eden Prairie, Minnesota, which was sold to Oracle in 2006.  He served as Vice President of Product Marketing and Business Development from 1995 to 1999, as President and Chief Executive Officer from 1999 through March 2003, and Executive Vice President of Compliance and Strategic Alliances from January 2004 through February 2006.

Mike Rogers, who is 54 years old, has been a director of Sajan since April 2006.  Since March 2002, he has served as a consultant to several early-stage technology companies.  In 1985, Mr. Rogers founded Ontrack Data International, Inc., a publicly-held provider of computer data recovery services and electronic discovery services located in Eden Prairie, Minnesota, which was acquired by Kroll, Inc. in June 2002.  He served as Chief Executive Officer of Ontrack Data International, Inc. from 1986 to 2001, and as Chairman from 1989 to 2002.

Kris Tufto, who is 54 years old, has been a director of Sajan since February 2006.  Since April 2005, he has served as an executive with or consultant to several early-stage technology companies.  Mr. Tufto was President and Chief Executive Officer of Jasc Software, Inc., a provider of digital imaging software based in Eden Prairie, Minnesota, from March 1998 through March 2005.  Jasc Software, Inc. was acquired by Corel Corporation in 2004.

Each of Mr. Rogers and Mr. Tufto qualifies as an independent director of MathStar under the NASDAQ Listing Rules.  After the Merger, the Board will be composed of a majority of independent directors.

Legal Proceedings

As reported in MathStar’s Current Report on Form 8-K filed with the SEC on January 11, 2010, legal counsel for Tiberius Capital II, LLC (“Tiberius”), sent by email to MathStar’s legal counsel a copy of a Complaint labeled “Draft — Subject to Completion” (the “Tiberius Complaint”).  The Tiberius Complaint named Tiberius, individually and on behalf of all others similarly situated, as plaintiff.  It named MathStar, Feltl and Company, Inc., Sajan, Perkins Capital Management, Inc., Richard C. Perkins, Merrill A. McPeak, Benno G. Sand, John C. Feltl and Joseph P. Sullivan , as defendants (collectively, the “Minnesota Parties”).  Mr. Perkins, Mr. McPeak and Mr. Sand (collectively, the “MathStar Directors”) are current members of MathStar’s Board of Directors.  The Tiberius

Complaint stated that Tiberius was bringing a class action lawsuit on behalf of a class (the “Class”) consisting of all those who purchased MathStar’s securities between May 11, 2009 and September 30, 2009.  The caption on the Tiberius Complaint stated that it was to be filed in the United States District Court for the Southern District of New York.  The Tiberius Complaint alleged (1) violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Rules of the SEC thereunder against the Minnesota Parties except Sajan for alleged failure to report that such Minnesota Parties were acting as a “group” for purposes of purchasing MathStar’s shares of common stock; (2) breaches of Section 14(a) of the Exchange Act and the Rules of the SEC thereunder against the Minnesota Parties except Sajan for alleged misstatements in MathStar’s proxy statement filed with the SEC on June 17, 2009 (the “Proxy Statement”) and in connection with MathStar’s annual meeting of stockholders held on July 10, 2009; (3) violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated by the SEC thereunder against the Minnesota Parties except Sajan for alleged misstatements made in the Proxy Statement and in an alleged fraud on the market by such Minnesota Parties; (4) violations of Section 14 of the Exchange Act and Rule 14e-3 promulgated by the SEC thereunder against the Minnesota Parties except Sajan for actions taken by such Minnesota Parties in connection with an alleged “creeping” tender offer; (5) control party liability under Section 20(a) of the Exchange Act against the MathStar Directors for alleged violations of Sections 14(a) and 14(e) of the Exchange Act and Rule 10b-5 thereunder; (6) breach of fiduciary duty against the MathStar Directors; and (7) civil conspiracy against the Minnesota Parties.  In the Tiberius Complaint, Tiberius requested that the Court enter a judgment in favor of Tiberius and the Class and against the Minnesota Parties declaring that MathStar violated “§10b-5, §13d, §14a and §14e” of the Exchange Act and rules promulgated thereunder, including Regulation FD; enter judgment in favor of Tiberius and the Class and against the MathStar Directors in the amount of $10,000,000 in compensatory and punitive damages; award Tiberius all of its costs incurred in connection with the action, including reasonable attorneys’ fees; and grant such other and further relief as the Court deems to be just and equitable.

On October 14, 2009, the Minnesota Parties filed a Complaint in the United States District Court for the District of Minnesota captioned “MathStar, Inc., Feltl and Company, Inc., Sajan, Inc., Perkins Capital Management, Inc., Richard C. Perkins, Merrill A. McPeak, Benno G. Sand, John C. Feltl and Joseph P. Sullivan, Plaintiffs, v. Tiberius Capital II, LLC, Defendant” (the “Minnesota Complaint”).  In the Minnesota Complaint, the Minnesota Parties state that Tiberius is threatening to bring a class action lawsuit against them, as set forth in the Tiberius Complaint.  The Minnesota Complaint also alleges a claim of tortious interference with prospective economic advantage against Tiberius on behalf of MathStar, Sajan and Feltl and Company, Inc. (“F&C”).  The Minnesota Complaint requests judgment in favor of the Minnesota Parties declaring that their actions described in the Minnesota Complaint were lawful; declaring that the Minnesota Parties have not violated any legal duties to Tiberius; declaring that the proposed Tiberius Complaint is without merit; awarding money damages to MathStar, Sajan and F&C in an amount to be determined at trial to compensate such Minnesota Parties for Tiberius’ tortious interference with their economic advantage; awarding the Minnesota Parties their costs, disbursements and reasonable attorneys’ fees; and awarding the Minnesota Parties such other and further relief as the Court deems to be just, proper and equitable.  The Minnesota Complaint was served on Tiberius on October 21, 2009.

On November 9, 2009, Tiberius served and filed its Answer and Counterclaim denying liability under the Minnesota Complaint and asserting substantially the same claims set forth in the Tiberius Complaint and, in addition, asserting common law claims for fraud against the Minnesota Parties except Sajan and against all of the Minnesota Parties for wrongful interference with the prospectively advantageous, successful completion of its tender offer for MathStar’s shares of common stock.  On December 8, 2009, Tiberius served and filed an Answer and Amended Counterclaim in which it added a jurisdictional allegation and asserted claims for declaratory relief under its other claims.  The Minnesota Parties filed timely motions to dismiss the Counterclaim and Amended Counterclaim on several grounds.  The motions are in the briefing stage and currently are set for oral argument on February 9, 2010.  A case scheduling conference was held on January 14, 2010 before the Magistrate Judge, at which it was determined that a schedule will be established following a ruling on the motions.

Transactions with Related Persons

Sajan and River Valley Business Center, LLC (“RVBC”) are parties to two office lease agreements.  RVBC owns a two-story commercial office building located near River Falls, Wisconsin.  RVBC is owned and operated by Shannon Zimmerman and Angel Zimmerman, both of whom are founders, executive officers, directors and significant shareholders of Sajan.  Under the terms of a lease agreement dated February 1, 2005, Sajan leases from RVBC 12,000 square feet of space, which comprises the entire second floor of the building, and pays monthly rent of approximately $19,000.  Under the terms of a lease agreement dated March 1, 2008, Sajan leases from RVBC an additional 4,100 square feet of space, which comprises a portion of the first floor of the building, and pays monthly rent of approximately $6,000.  As provided in amendments dated January 31, 2010, both of these leases will expire on January 31, 2017.  Sajan may not assign either of the lease agreements without the prior written consent of RVBC.  In the lease agreements, Sajan granted to RVBC a security interest in all goods, chattels, fixtures and personal property of Sajan located in the premises to secure rents and other amounts that may be due under the lease agreements.  Sajan paid $350,000 for improvements to the leased premises and will be unable to remove or recover such improvements if it vacates the premises.  Sajan management believes, based on an informal assessment conducted by a commercial real estate agent familiar with commercial properties in the River Falls, Wisconsin area, that the rent paid by Sajan for the leased premises is competitive with rents paid for similar commercial office space in the River Falls, Wisconsin market.  The foregoing lease agreements and amendments were authorized by the disinterested members of the Sajan board of directors.

On May 19, 2006, Sajan entered into employment agreements with each of Shannon Zimmerman and Angel Zimmerman.  Under the employment agreements, Mr. Zimmerman is entitled to receive an annual base salary of $185,000 and Ms. Zimmerman is entitled to receive an annual base salary of $150,000.  The employment agreements require Sajan to pay severance in an amount equal to the then-current annual salary upon termination of employment by Sajan other than for cause or upon termination of employment by the employee for Sajan’s breach.  The employment agreements contain confidentiality, invention assignment, non-solicitation and non-competition provisions.  At the Effective Time, the employment agreements will be amended to cause Mr. Zimmerman and Ms. Zimmerman to become employees of MathStar.

On January 1, 2007, Sajan entered into an employment agreement with Vern Hanzlik.  Under the employment agreement, Mr. Hanzlik is entitled to receive an annual base salary of $175,000.  The employment agreement requires Sajan to pay severance in an amount equal to one month of the then-current annual salary upon termination of employment by Sajan other than for cause or upon termination of employment by the employee for Sajan’s breach.  Pursuant to the terms of the employment agreement, Sajan granted to Mr. Hanzlik an option to purchase 275,000 shares of Sajan Common Stock, all of which shares have vested except for 75,000 shares which will vest on January 1, 2011.  The employment agreement contains confidentiality, invention assignment, non-solicitation and non-competition provisions.  The employment agreement was amended on June 2, 2009 pursuant to which Mr. Hanzlik, who also serves as Sajan’s Chief Marketing Officer, became the President of Sajan Software Ltd., Sajan’s wholly-owned Irish subsidiary.  As provided in the amendment, Sajan granted Mr. Hanzlik an additional option to purchase 200,000 shares of Sajan common stock, which vests upon Sajan Software Ltd. achieving certain defined levels of revenues for each of 2010, 2011 and 2012 determined by the Sajan board of directors.  At the Effective Time, the employment agreement will be further amended to cause Mr. Hanzlik to become an employee of MathStar.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During 2009, the MathStar Board met 33 times and acted once by written action.  During 2009, all current directors of MathStar attended at least 94% of the meetings of the Board held when they served as directors.  Directors’ committee attendance is described below.

The standing committees of MathStar’s Board are the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee.  In addition, on May 31, 2009, the Board appointed Benno G. Sand and Richard C. Perkins as the members of a committee authorized to negotiate the terms of a proposed acquisition transaction with Sajan and to investigate and conduct due diligence with respect to Sajan.

Executive Sessions; Attendance at Annual Meeting of Stockholders

The Board has adopted a policy of meeting in executive session, with only independent directors being present, on a regular basis and at least twice per year.  During 2009, our Board met in executive session two times.

It is the policy of the Board that each member of the Board should attend MathStar’s annual meeting of stockholders whenever practical and that at least one member of the Board must attend each annual meeting.  At the annual meeting held on July 10, 2009, Douglas M. Pihl (who was then a director of MathStar), Benno G. Sand and Richard C. Perkins attended the meeting.

Audit Committee

The Audit Committee’s responsibilities and authorities include assisting the Board in the oversight of accounting and reporting processes and audits of the financial statements of MathStar, the independence and qualifications of MathStar’s independent registered public accounting firm, and MathStar’s compliance with legal and regulatory requirements.  The Audit Committee also oversees MathStar’s Policy and Procedures Regarding Related Person Transactions.

From January 1, 2009 until February 2009, the Audit Committee consisted of Benno G. Sand (chairman), Merrill A. McPeak and Morris Goodwin, Jr.  Upon Mr. Goodwin’s resignation from the MathStar Board and the Audit Committee in February 2009, Mr. Perkins was appointed to the Board and to the Audit Committee.  MathStar’s Board has determined that all members who served and who currently serve on the 2009 Audit Committee are independent under the NASDAQ Listing Rules.  The Board also has determined that Benno G. Sand is qualified as an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K of the SEC.  During 2009, the Audit Committee met four times.  All Audit Committee members attended all of its meetings in 2009.

The Board adopted the Audit Committee Charter on August 31, 2005 and amended it on November 6, 2006.  A copy of the Audit Committee Charter is available on our website, free of charge, at www.MathStar.com.  References to our website are not intended to and do not incorporate information found on the website into this proxy statement.  You may also obtain a copy of the charter, free of charge, by writing to us at MathStar, Inc., Attention: Corporate Secretary, 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124.

During the meetings held in 2009, the Audit Committee reviewed and discussed, among other things:

•	new requirements and responsibilities for audit committees;
•	MathStar’s significant policies for accounting and financial reporting and the status and anticipated effects of changes in those policies, including revenue recognition;
•	the adequacy and effectiveness of MathStar’s internal control policies and procedures;
•	the quarterly and annual procedures performed by PricewaterhouseCoopers LLP, MathStar’s current independent registered public accounting firm;
•	the quarterly financial statements and Quarterly Reports on Form 10-Q filed with the SEC; and
•	other matters concerning MathStar’s accounting, financial reporting and internal controls.

In March 2009, the Audit Committee reviewed and discussed the 2008 financial statements with management and PricewaterhouseCoopers LLP, MathStar’s independent registered public accounting firm, including a discussion of the application of accounting principles generally accepted in the United States, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.  The Audit Committee also has discussed with PricewaterhouseCoopers LLP the firm’s independence from management, including whether the provision of non-audit services is compatible with maintaining the firm’s independence, and matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.  In 2009, the Audit Committee received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and it discussed with PricewaterhouseCoopers LLP the independent registered public accounting firm’s independence.

In March 2009, the Audit Committee reviewed MathStar’s audited financial statements and notes to financial statements for inclusion in MathStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  Based on this review and prior discussions with management and PricewaterhouseCoopers LLP, the Audit Committee recommended to the Board that MathStar’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

MathStar’s audited financial statements as of and for the year ended December 31, 2009 have not as yet been prepared, and thus MathStar’s Audit Committee has not, with respect to such financial statements, (i) reviewed or discussed with MathStar’s independent registered public accounting firm and management such financial statements; (ii) discussed with such firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (iii) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence; (iv) discussed with PricewaterhouseCoopers LLP the independent registered public accounting firm’s independence; or (v) recommended to the MathStar Board that such financial statements be included in MathStar’s Annual Report on Form 10-K for the year ended December 31, 2009.

Compensation Committee

The Compensation Committee determines compensation for our executive officers, administers our incentive and compensation plans, including the MathStar, Inc. 2004 Amended and Restated Long-Term Incentive Plan, and addresses general compensation issues for us.

From January 1, 2009 until July 10, 2009, the Board’s Compensation Committee consisted of Merrill A. McPeak (chairman), Benno G. Sand and Michael O. Maerz.  Mr. Maerz resigned from the Board and the Compensation Committee on June 22, 2009.  Thus, since June 22, 2009, the Compensation Committee has consisted of Mr. McPeak and Mr. Sand.  The Board has determined that all members who served and currently serve on the 2009 Compensation Committee are independent within the meaning of the NASDAQ Listing Rules.  During 2009, the Compensation Committee did not meet.

The Board adopted the Compensation Committee Charter on August 31, 2005.  A copy of the Compensation Committee Charter is available on our website, free of charge, at www.MathStar.com.  You may also obtain a copy of the charter, free of charge, by writing to us at MathStar, Inc., Attention: Corporate Secretary, 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124.

Governance and Nominating Committee

The Governance and Nominating Committee assists the Board in complying with and overseeing MathStar’s Code of Business Conduct and Ethics (the “Conduct Code”); reviews and resolves any conflicts of interest situations between MathStar and its directors, executive officers or employees; considers and, if necessary or appropriate, grants waivers of the Conduct Code; reviews and considers developments in corporate governance practices; identifies and recommends individuals to the Board for nomination as members of the Board and its committees; and develops and oversees the process for nominating Board members.

From January 1, 2009 until February 2009, the Governance and Nominating Committee consisted of Morris Goodwin, Jr. (chairman), Merrill A. McPeak and Michael O. Maerz.  Upon Mr. Goodwin’s resignation from the Board and the Governance and Nominating Committee in February 2009, Mr. McPeak was appointed as chairman of the Governance and Nominating Committee, and Mr. Perkins was appointed as a member of the Governance and Nominating Committee.  Mr. Maerz resigned from the Board and the Governance and Nominating Committee on June 22, 2009.  Thus, since June 22, 2009, the Governance and Nominating Committee has consisted of Mr. McPeak and Mr. Perkins.  The Board has determined that all members who served and currently serve on the 2009 Governance and Nominating Committee are independent within the meaning of the NASDAQ Listing Rules.  During 2009, the Governance and Nominating Committee did not meet.

The Board adopted the Governance and Nominating Committee Charter on August 31, 2005, and the Governance and Nominating Committee amended it on February 5, 2007.  A copy of the Governance and Nominating Committee Charter is available on our website, free of charge, at www.MathStar.com.  You may also obtain a copy of the charter, free of charge, by writing to us at MathStar, Inc., Attention: Corporate Secretary, 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124.

QUALIFICATIONS OF CANDIDATES FOR ELECTION TO THE BOARD

The Governance and Nominating Committee (the “Governance Committee”) identifies and recommends candidates believed by it to be qualified to stand for election as directors of MathStar or to fill any vacancies on the Board.  In identifying director candidates, the Governance Committee may retain third party search firms.

In order to evaluate and identify director candidates, the Governance Committee considers the suitability of each director candidate, including the current members of the Board, in light of the current size, composition and current perceived needs of the Board.  The Governance Committee seeks highly qualified and experienced director candidates and considers many factors in evaluating such candidates, including issues of character, judgment, independence, background, age, expertise, diversity of experience, length of service and other commitments.  The Governance Committee does not assign any particular weight or priority to any of these factors.  The Board’s Governance Committee has established the following minimum requirements for director candidates: being able to read and understand fundamental financial statements; having at least 10 years of relevant business experience; having no identified conflicts of interest as a director of MathStar; having not been convicted in a criminal proceeding other than traffic violations during the five years before the date of selection; and being willing to comply with the MathStar Conduct Code.  The Governance Committee retains the right to modify these minimum qualifications from time to time.  Exceptional candidates who do not meet all of these criteria may still be considered.

The Governance Committee may review director candidates by reviewing information provided to it, through discussions with persons familiar with the candidate, or other actions that the Governance Committee deems proper.  After such review and consideration, the Governance Committee designates any candidates who are to be interviewed and by whom they are to be interviewed.  After interviews, the Governance Committee recommends for Board approval any new directors to be nominated.

STOCKHOLDER RECOMMENDATIONS FOR DIRECTORS

Stockholders who have owned at least 10,000 shares of our common stock for at least a 12-month period may make recommendations to the Governance Committee for potential Board members as follows:

•

The recommendation must be made in writing to MathStar, Inc., Attention:  Corporate Secretary, 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124, and it must be received by MathStar at least 120 days before the next annual meeting of stockholders.

•

The recommendation must include the director candidate’s name; home and business contact information; detailed biographical data and qualifications (including at least five years of employment history); whether the candidate can read and understand financial statements; information regarding any relationships between the candidate and MathStar within the last three years; and evidence of the recommending person’s ownership of MathStar common stock.

•

The recommendation must contain a statement from the recommending stockholder in support of the candidate; a list of the candidate’s professional references; and a description of the candidate’s qualifications, particularly those that pertain to Board membership, including qualifications related to character, judgment, diversity, age, independence, expertise, corporate experience, length of service and other commitments.

•

The recommendation must include other information sufficient to enable the Governance Committee to evaluate the minimum qualifications stated above under the section of this proxy statement entitled “Qualifications of Candidates for Election to the Board.”

•

It must also include a statement from the director candidate indicating that he or she consents to serve on the Board and could be considered “independent” under the NASDAQ Listing Rules and the applicable rules and requirements of the SEC in effect at that time.

If a director candidate is eligible to serve on the MathStar Board, and if the recommendation is proper, the Governance Committee then will deliberate and make its recommendation to the Board regarding the Board candidate.

The Governance Committee will not change the manner in which it evaluates candidates, including the applicable minimum criteria set forth above, based on whether the candidate was recommended by a stockholder.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Our stockholders may contact members of our Board, or any Committee of our Board, by electronic mail at bod@MathStar.com or by regular mail at MathStar, Inc., Attention: Corporate Secretary, 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124.  All communications will be reviewed by management and then forwarded to the appropriate director or directors or to the full Board, as appropriate.

DIRECTOR COMPENSATION

The following table sets forth certain information regarding the compensation for the year ended December 31, 2009 paid by MathStar to its directors; as a director who was an employee of MathStar, Mr. Douglas M. Pihl received no fees or other compensation for serving as a director:

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Option Awards (1)(2)	Total Compensation
Benno G. Sand	$34,000	$787	$34,787

Merrill A. McPeak	$32,250	$787	$33,037

Richard C. Perkins	$31,500	$2,669	$34,169

Morris Goodwin, Jr. (3)	$2,250	$0	$2,250

Michael O. Maerz (3)	$10,500	$0	$10,500

(1)                     The amounts shown for option awards reflect the dollar amounts recognized by MathStar for financial statement reporting purposes for the year ended December 31, 2009 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), excluding the amount of forfeitures.  Refer to “Note 2 — Significant Accounting Policies — Stock -Based Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of the assumptions used in calculating fair value under SFAS No. 123(R).  On February 26, 2009, Mr. Perkins was automatically granted a 10-year option under the MathStar, Inc. 2004 Amended and Restated Long-Term Incentive Plan (“2004 Incentive Plan”) to purchase 5,000 shares of MathStar common stock at an exercise price of $0.88 per share with a grant date fair value of $2,669.  This option vests annually as to one-third of the shares subject to the option on each of February 26, 2010, 2011 and 2012, but only if Mr. Perkins is then a director of MathStar.  On October 26, 2009, each of Mr. Sand and Mr. McPeak was automatically granted a 10-year option under the 2004 Incentive Plan to purchase 1,000 shares at an exercise price of $1.30 per share with a grant date fair value of $787.  These options vest as to all of the shares on October 25, 2010, but only if the director is then a director of MathStar.

(2)                     As of December 31, 2009, Mr. Sand had outstanding options to purchase 15,667 shares, which were vested as to 14,667 shares and not vested as to 1,000 shares; Mr. McPeak had outstanding options to purchase 9,000 shares, which were vested as to 8,000 shares and not vested as to 1,000 shares; Mr. Perkins had outstanding options to purchase 5,000 shares, which were not vested; and Mr. Goodwin and Mr. Maerz had no outstanding options.

(3)                     Mr. Goodwin resigned from the Board on February 23, 2009, and Mr. Maerz resigned from the Board on June 22, 2009.

Shannon Zimmerman, Angel Zimmerman, Kris Tufto, Michael W. Rogers and Vern Hanzlik, who are to become members of the Board as of the Effective Date, have not served as directors or executive officers of MathStar and have received no compensation from MathStar.

Director Fees

Our non-employee directors receive a cash retainer of $1,500 per quarter plus a meeting fee of $750 per Board meeting.  The chairperson of the Audit Committee receives $1,000 per meeting of the Audit Committee, and the other members of the Audit Committee receive $750 per meeting of the Audit Committee.  The chairpersons of the Compensation Committee and the Governance Committee receive $750 per Committee meeting, and the other members of such Committees receive $500 per committee meeting.

Director Options

Under the 2004 Incentive Plan, non-employee directors automatically receive an option to purchase 5,000 shares of MathStar’s common stock when they are initially elected or appointed to our Board, which vests as to one-third of the shares subject to the option on the first, second and third anniversary dates of the date of grant so long as they are directors of MathStar.  Non-employee directors also automatically receive an option to purchase 1,000 shares upon each anniversary date of the initial grant to them so long as they are then MathStar directors, which vests as to all of the shares subject to the option on the first anniversary date of the date of grant of the option if they are then directors of MathStar.  The exercise price of these options is equal to the closing price of our common stock on the grant date of the option, and all options expire 10 years after the date of grant.  Under the automatic grant provisions of the 2004 Incentive Plan, on February 26, 2009, Mr. Perkins received a 10-year option to purchase 5,000 shares at an exercise price of $0.88 per share, and on October 26, 2009, Mr. Sand and Mr. McPeak each received a 10-year option to purchase 1,000 shares at an exercise price of $1.30 per share.  In addition, under the automatic grant provisions of the 2004 Incentive Plan, as of the Effective Date of the Merger, each of Mike Rogers and Kris Tufto, as independent directors of MathStar, will be automatically granted a 10-year option to purchase 5,000 shares at an exercise price equal to the fair market value of MathStar’s common stock as of the Effective Date.

EXECUTIVE OFFICERS

The following table identifies our current executive officers, the positions they hold, and the month and year in which they began serving as an executive officer.  Our executive officers have been appointed by our Board to hold office until their successors are elected and qualified or their earlier death, resignation or removal.

Name	Age (1)	Current Position(s) with MathStar	Executive Officer Since
Alexander H. Danzberger, Jr.	50	Chief Executive Officer and Chief Financial Officer	August 2009

Douglas M. Pihl	70	Former Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer (2)	April 1997

John M. Jennings	56	Chief Accounting Officer and Secretary	March 2008

(1) As of January 15, 2010.

(2) Mr. Pihl resigned as an officer and director of MathStar effective July 14, 2009.

Alexander H. Danzberger, Jr. has served as MathStar’s Chief Executive Officer and Chief Financial Officer since August 14, 2009 and as Chief Executive Officer and Chief Financial Officer of the Sub since December 3, 2009.  He was Vice President, Corporate Development, of Digital River, Inc., a public company that provides global e-commerce solutions for software and consumer technology, from March 2003 to October 2008, and was Senior Vice President Operations for the Software and Digital Content Services division from May 2002 to February 2003.  Prior to that, he was employed by Honeywell International, Inc., a public company that manufactures civil and military avionics and other aerospace and industrial products, in various financial and operations leadership roles from March 1996 to November 2001, the most recent being as General Manager, Global Business Services (Asia Pacific Operations) from January 2000 to November 2001.  Mr. Danzberger will resign as an officer of MathStar effective on the Effective Date.

John M. Jennings has been Chief Accounting Officer and Secretary of MathStar since March 2008 and the Controller of MathStar since July 2005. He is employed by MathStar on a part-time, as-needed basis. Mr. Jennings also works as a Director of Finance for The Greenbrier Companies, Inc. (NYSE: GBX), a leading designer, manufacturer and marketer of railroad freight car equipment in North America and Europe. From August 2000 to July 2005, he was Corporate Controller at Synetics Solutions, Inc., a capital equipment manufacturer in the semiconductor industry. From February 1999 to July 2000, he was Division Controller at Exhibitgroup/Giltspur, a manufacturer of trade show and retail displays. From March 1993 to February 1999, he was Division Controller at Fiserv EFT, an outsource provider of electronic fund processing for financial institutions.  Mr. Jennings will resign as an officer of MathStar effective on or before the Effective Date.

EXECUTIVE COMPENSATION

The following table sets forth information about compensation awarded, earned by or paid to our named executive officers — our principal executive officer, principal financial officer and other executive officers for whom we are required to disclose compensation under Item 402 of Registration Statement S-K — for the years ended December 31, 2009 and 2008.

Summary Compensation Table — 2009 and 2008

Name and Principal Position	Year	Salary($)	Option Awards ($)(1)	All Other Compensation($)		Total($)
Alexander H.	2009	$120,000	$11,800	$—		$131,800
Danzberger, Jr. Chief Executive Officer and Chief Financial Officer(2)	2008	$—	$—	$—		$—

Douglas M. Pihl	2009	$117,115	$—	$121,776	(4)	$238,891
Former Chief Executive Officer and Chief Financial Officer(3)	2008	$216,286	$20,767	$226,278	(5)	$463,331

John M. Jennings	2009	$83,135	$—	$—		$83,135
Chief Accounting Officer	2008	$135,665	$11,153	$85,011	(6)	$231,829

(1)

The value of the option awards is the amount of the awards that MathStar recognizes for financial reporting purposes under SFAS No. 123(R). Refer to “Note 2 — Significant Accounting Policies — Stock-Based Compensation” in the Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of the assumptions used in calculating the expense under SFAS No. 123(R).

(2)	Mr. Danzberger was retained as Chief Executive Officer and Chief Financial Officer of MathStar effective August 14, 2009. See “ — Disclosure to Summary Compensation Table” below.

(3)	Mr. Pihl resigned as an officer and director of MathStar effective July 14, 2009.

(4)

Consists of $5,782 in health and life insurance premiums and a net $115,994 severance payment. Takes into account the $119,441 repaid by Mr. Pihl to MathStar in 2009. See “ — Disclosure to Summary Compensation Table” below.

(5)	Consists of $9,992 in health and life insurance premiums and a $216,286 severance payment. See “ — Disclosure to Summary Compensation Table” below.

(6)	Consists of $5,011 in health and life insurance premiums and an $80,000 severance payment. See “ — Disclosure to Summary Compensation Table” below.

Disclosure to Summary Compensation Table

Under the terms of an agreement signed August 14, 2009, but effective as of August 1, 2009 (the “AHA Agreement”), between MathStar and A. Harris & Associates, LLC (“AHA”), of which Mr. Danzberger is the President and sole member, MathStar paid AHA a $20,000.00 retention fee, pays to AHA a monthly retainer of $20,000.00, and reimburses AHA its reasonable out-of-pocket expenses.  Under the AHA Agreement, MathStar also granted to AHA a five-year option on August 14, 2009 to purchase 15,000 shares of MathStar’s common stock.  The five-year option will vest upon the successful completion of the Merger.  Company’s proposed transaction with Sajan Inc.  Mr. Danzberger will resign as an officer of MathStar on the Effective Date, and the AHA Agreement will then terminate.

At a meeting of the Board of MathStar held on May 20, 2008, and in connection with the curtailment of MathStar’s operations, the Board approved severance amounts for all of MathStar employees, including Douglas M. Pihl, then its Chief Executive Officer.  The severance payments subsequently were made to all of MathStar’s employees, including a $216,286.00 severance payment to Mr. Pihl under a Severance Agreement dated as of July 14, 2008 (the “2008 Severance Agreement”).  Because it was not the Board’s intent to pay Mr. Pihl a severance payment until his employment with MathStar was severed, on May 7, 2009, MathStar entered into an agreement with Mr. Pihl (the “Amendment”), under which the parties amended the 2008 Severance Agreement.  Under the Amendment, Mr. Pihl paid back to MathStar the severance payment that MathStar had paid to him under the 2008 Severance Agreement, net of withholdings, consisting of a payment of $118,112.00, plus interest, for a total repayment amount of $119,441.00.   The Amendment provided for a severance payment by MathStar to Mr. Pihl equal to 12 months of Mr. Pihl’s salary in effect at the time of his severance from employment with MathStar unless MathStar terminated his employment for “cause” or Mr. Pihl died while employed by MathStar, as described in the Amendment.  Under the Amendment, Mr. Pihl and MathStar also agreed that at the time of any severance payment by MathStar to Mr. Pihl, they would enter into a severance agreement substantially in the form attached to the Amendment.

On July 14, 2009, Mr. Pihl resigned his position as President, Chief Executive Officer and Chief Financial Officer of MathStar and from MathStar’s Board of Directors.  As a result of Mr. Pihl’s resignation in July 2009, on August 5, 2009, MathStar and Mr. Pihl entered into a Severance and Release Agreement (the “2009 Severance Agreement”), the form of which was attached to the Amendment and included as Exhibit A to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 8, 2009.  Under the 2009 Severance Agreement, MathStar made a severance payment of $216,286.00 to Mr. Pihl in 2009.  All costs associated with the 2009 Severance Agreement were accrued as of June 30, 2009.

As described above, on May 20, 2008, the Board approved severance payments for all of the MathStar’s employees, including a severance payment equal to six months of base pay for John M. Jennings.  The Severance Agreement with John M. Jennings, dated July 14, 2008, provided for a severance payment to Mr. Jennings of $80,000, which was paid to him by MathStar on July 31, 2008. The Severance Agreement also provided that MathStar, pursuant to federal and state law, would provide, for a period of 18 months after the date of Mr. Jennings’ termination, a continuation of the group medical insurance coverage previously provided to him by MathStar.  In addition, the Severance Agreement provided that effective August 1, 2008, Mr. Jennings was converted to an exempt hourly employee, with an hourly rate of $115.38.  The Severance Agreement also contained agreements by Mr. Jennings to release MathStar from certain claims, not to initiate any litigation against MathStar with regard to such claims, and regarding confidentiality.

Grants of Options and Other Awards.  During 2009, MathStar did not approve or grant any bonus, option, restricted stock award, non-equity incentive plan award or other award to Mr. Pihl or Mr. Jennings.

Retirement Benefits.  MathStar provides no retirement benefits, such as a 401(k) Plan, to its employees.  It terminated its 401(k) Plan on December 31, 2009.  Although MathStar could have matched employee contributions to the 401(k) Plan at its discretion, it did not do so.

Perquisites and Other Benefits.  MathStar does not currently provide senior executives any perquisites.  Historically, senior management has participated in MathStar’s other benefit plans on the same basis as other employees.  These plans included medical and dental insurance, life insurance, accidental death and dismemberment and short and long-term disability insurance.  All of these plans were terminated on July 31, 2009.

MathStar does not provide pension arrangements, post-retirement health coverage or similar benefits for its executives or employees.

The following table sets forth information about unexercised options that were held at December 31, 2009 by the executive officers:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END - 2009

	Option Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price($)	Option Expiration Date
Alexander H. Danzberger, Jr.	0	15,000	(1)	$1.30	8/14/2014

John M. Jennings	8,000	0		$31.50	7/15/2015
	1,500	1,500	(2)	$8.45	5/16/2017

(1)

This stock option was granted to A. Harris & Associates, LLC, a single-member limited liability company of which Mr. Danzberger is the sole member and president, under the 2004 Incentive Plan. The option will vest upon the Effective Date of the Merger.

(2)	The options vested as to 750 shares on each of May 16, 2010 and 2011 if Mr. Jennings is then an employee of MathStar.

Option Exercises and Stock Vested - 2009

During 2009, no named executive officers exercised any options, and no stock awards vested for any named executive officer.

General Description of the 2004 Incentive Plan

Other than the option granted to Mr. Danzberger, the options described in the above table entitled “Outstanding Equity Awards at Fiscal Year-End — 2009” are incentive stock options that were granted under the 2004 Incentive Plan. The following is a summary of the terms of the 2004 Incentive Plan.

The 2004 Incentive Plan currently provides that the total number of shares of MathStar’s common stock that may be subject to options, restricted stock awards and other equity awards granted under the 2004 Incentive Plan shall not exceed 1,200,000 shares. As of January 15, 2010, options to purchase 49,000 shares of MathStar common stock were outstanding under the 2004 Incentive Plan.

The purpose of the 2004 Incentive Plan is to aid MathStar in recruiting and retaining employees, directors, independent contractors and other service providers to MathStar and to motivate such employees, directors, independent contractors and other service providers to exert their best efforts on behalf of MathStar by providing incentives through the grant of incentive stock options (“ISOs”) qualified as such under Section 422 of the Internal Revenue Code of 1986 (the “Code”) and nonqualified stock options (“NQOs” and, together with ISOs, “Options”), awards of restricted stock, stock appreciation rights, other stock-based awards, cash-based awards or any combination of such awards (collectively, the “Awards”). Management believes that MathStar benefits from the stock ownership opportunities and other benefits provided to participants under the 2004 Incentive Plan to encourage alignment of their interest in MathStar’s success with that of other stakeholders.

Administration.  The 2004 Incentive Plan is administered by the Compensation Committee of MathStar’s Board, which has the exclusive power to make Awards and to determine when and to whom Awards will be granted under the 2004 Incentive Plan, other than the NQOs automatically granted to non-employee directors under the 2004 Incentive Plan. In addition, the Compensation Committee determines the form, amount and other terms and conditions of each Award, subject to the provisions of the 2004 Incentive Plan. The determinations made by the Compensation Committee under the 2004 Incentive Plan are not required to be made on a uniform basis and are final, binding and conclusive.

Participants.  A participant in the 2004 Incentive Plan means an employee of MathStar or an “affiliate” (as the term “affiliate” is defined in the 2004 Incentive Plan) who is selected by the Compensation Committee to participate in the 2004 Incentive Plan; a director of MathStar who receives Options or Awards under the 2004 Incentive Plan; or any consultant, agent, advisor or independent contractor who is selected by the Compensation Committee to participate in the 2004 Incentive Plan and who renders bona fide services to MathStar or its affiliate. However, only employees of MathStar are eligible for selection to receive Options qualified as ISOs under Section 422 of the Code.

Termination Date.  The 2004 Incentive Plan will terminate on the earlier of the date on which it is terminated by MathStar’s Board or October 7, 2014.  However, the termination of the 2004 Incentive Plan will not affect any Awards then outstanding under the 2004 Incentive Plan.  The Board may amend, alter or discontinue the 2004 Incentive Plan. However, no amendment, alteration or discontinuation may be made by the Board without the consent of a participant in the 2004 Incentive Plan if such action would diminish any of the rights of the participant under any Award held by the participant.

Shares Subject to 2004 Incentive Plan.  The 2004 Incentive Plan currently provides that the total number of shares of MathStar’s common stock that may be issued under the 2004 Incentive Plan is 1,200,000 shares, subject to adjustments as provided in the 2004 Incentive Plan. The shares to be issued under the 2004 Incentive Plan are authorized but unissued shares of MathStar’s common stock. The number of shares of MathStar’s common stock available under the 2004 Incentive Plan and under other equity Awards granted under the 2004 Incentive Plan, the exercise price of any Option and the exercise price of any stock appreciation right granted under the 2004 Incentive Plan will be appropriately adjusted upon any stock dividend, stock split, reverse stock split, reclassification, combination, exchange of shares or other similar recapitalizations of MathStar.

No Other Plans or Arrangements

MathStar currently has no plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement. In addition, it has no contract, agreement, plan or arrangement that provides for payments to an executive officer in connection with the resignation, retirement or other termination of an executive officer, a change in control of MathStar, or a change in the executive officer’s responsibilities following a change in control.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of shares of our common stock and other equity securities.  Based solely on our review of the copies of such reports furnished to us or otherwise in our files and on written representations from our directors and executive officers, our executive officers and directors and persons who own more than 10% of our common stock complied with all applicable Section 16(a) filing requirements during 2009.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

MathStar is subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, filed periodic reports, current reports, documents and other information with the SEC relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

By Order of the Board of Directors

/s/ Alexander H. Danzberger, Jr.
Alexander H. Danzberger, Jr.
Chief Executive Officer and Chief Financial Officer

Dated:  January 29, 2010